

October 30, 2013

Via E-mail
Frank E. Brown III, Esq.
Senior Vice President,
Corporate Counsel and Secretary
General Motors Financial Company, Inc.
801 Cherry Street, Suite 3500
Fort Worth, TX 76102

> **Re:     General Motors Financial Company, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 3, 2013**
> **File No. 333-191542 and -01**
> **Registration Statement on Form S-4**
> **Filed October 3, 2013**
> **File No. 333-191543 and -01**
> **Form 10-K for Year Ended December 31, 2012**
> **Filed February 15, 2013**
> **Form 10-Q for Quarter Ended June 30, 2013**
> **Filed July 30, 2013**
> **File No. 001-10667**

Dear Mr. Brown:

We have reviewed the above referenced filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

Form S-4 (file no. 333-191543 and -01)

General

1.     Please revise as necessary your filing on Form S-4 (file no. 333-191542 and -01), filed on October 3, 2013, to conform to the following comments.

2.      We note that you are registering the Notes and related guarantees in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). *See also* Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters as soon as possible to facilitate the completion of our review of your registration statements.

Prospectus Cover Page

3.      You state that the exchange offer will expire at 5:00 p.m., Eastern time, on a currently undisclosed date. Based upon the definition of the term "business day" contained in Exchange Act Rule 14d-1(g)(3), the minimum offering period must extend at least through midnight of the twentieth business day. Please confirm that the offer will be open at least through midnight on the twentieth business day. *See* Exchange Act Rule 14e-1(a). In addition, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Securities Act Rule 424.

4.      Please disclose on the cover page that both the old notes and the exchange notes are guaranteed by AmeriCredit Financial Services, Inc. and briefly describe the guarantees.

Disclosure Regarding Forward-Looking Statements, page i

5.      The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the Private Securities Litigation Reform Act of 1995 or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Incorporation of Certain Documents by Reference, page i

6.      We note that your Form 8-K filed January 31, 2013 has not been incorporated by reference. Please revise to incorporate this Form 8-K or tell us why you are not required to do so. Refer to Item 11 of Form S-4.

7.      Please revise to state that security holders must request the information incorporated by reference no later than five business days before the date they must make their investment decision. Also specify the date by which security holders must request this information. Refer to Item 2 to Form S-4.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 20

8.      Please revise to clearly disclose which operations (e.g. Brazil, China, etc.) are included in the Internal Operations columns in the pro forma balance sheet as of June 30, 2013, and the pro forma income statements for the year ended December 31, 2012 and six months ended June 30, 2012.

Risk Factors, page 29

9.      We note in your introductory paragraph the statement that there may be other risks to investing the company apart from those discussed in this section. Please revise to delete this language. You must disclose all risks that you believe are material at this time. Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.

We may experience difficulties and other challenges…, page 36

10.     Please revise to quantify the "significant one-time costs" you expect to incur in connection with the acquisition of the international operations and their related integration.

Acquisition of the International Operations, page 45

11.     The last paragraph on page 45 states that the descriptions of the Purchase and Sale Agreement and the Share Transfer Agreement "do not purport to be complete and are qualified in their entirety by the provisions" of such agreements. While it is appropriate to direct investors to the agreements, which are incorporated into this registration statement, it is not appropriate to include incomplete disclosure. Please revise to discuss all material provisions of these agreements and to remove the suggestion that your disclosure is not materially complete.

Business

International Operations, page 58

12.     We note your disclosure that the acquisition of the remaining portion of your international operations remains subject to "certain regulatory and other approvals." Please revise to provide more detailed disclosure regarding such approvals, including the status of the approvals.

The Exchange Offer

Expiration Date and Exchange Date, page 65

13.     We note your disclosure that you will publicly announce any extension of the exchange
        offer, which will be "communicated by no later than 5:00 p.m. Eastern Time on the next
        business day following the expiration date, unless applicable law or regulation requires
        otherwise." Please tell us, with a view towards revised disclosure, whether any
        announcement of an extension will comply with the requirements of Exchange Act Rule
        14e-1(d), which requires that such announcements be made by 9:00 a.m. Eastern time on
        the next business day after the scheduled expiration date of the offer.

Determination of Validity, page 67

14.     You state that you will be the "sole judge" of all questions as to the validity, form,
        eligibility, including time of receipt, and acceptance for exchange of the tender of old
        notes and that your judgment will be "final and binding." Please delete this language, or
        disclose that only a court of competent jurisdiction can make a determination that will be
        final and binding upon the parties. In addition, please disclose that security holders may
        challenge your determinations.

Modification or Termination of Exchange Offer, page 68

15.     Please revise your statement in the first paragraph on page 69 that you may assert a
        condition "regardless of the circumstances giving rise to such condition" to clarify, if
        true, that your actions or omissions to act will not give rise to a condition.

Legal Matters, page 93

16.     Please provide the address of counsel pursuant to Paragraph 23 of Schedule A to the
        Securities Act.

December 31, 2012 Form 10-K

Note 1. Summary of Significant Accounting Policies – Troubled Debt Restructurings, page 58

17.     You disclose that the pre-acquisition portfolio is excluded from the TDR policy since
        expected future credit losses were recognized in the purchase accounting for that
        portfolio. We note that ASC 310-40-15-11 only excludes loans included in a pool and
        accounted for under ASC 310-30. Please confirm for us that pre-acquisition loans not
        included in a pool are subject to TDR accounting or tell us the accounting guidance that
        supports your policy. Please revise future periodic filings to clarify your policy as
        appropriate. Please provide us a draft of your proposed disclosure that clearly identifies
        new or revised disclosure.

June 30, 2013 Form 10-Q

Note 1. Summary of Significant Accounting Policies, page 6

18.     We note the disclosure of your methodology to determine the allowance for loan losses
        on consumer finance receivables starting at the bottom of page 7.  Please revise future
        periodic filings to provide a more robust and detailed discussion of how you determine
        this allowance for loan loss.  Your disclosure should discuss, as appropriate, but not be
        limited to:

        a.  how you group loans with similar characteristics (e.g. geography, past-due status,
            internal risk ratings, etc.);

        b.  how forecasted probable losses are determined (e.g. historical loss rates adjusted for
            environmental factors, migration analysis, etc.);

        c.  the key qualitative factors you considered and the impact on forecasted probable
            losses;

        d.  the time frames over which you evaluate loss experience; and

        e.  the interplay between the forecasted probable losses and the loss confirmation period.

        Please provide us a draft of your proposed disclosure that clearly identifies new or
        revised disclosure.

19.     Please revise future periodic filings to disclose whether you accrete the purchase discount
        for finance receivables acquired with international operations that were considered to
        have no deterioration in credit quality based on contractual cash flows or expected cash
        flows.  If you use expected cash flows, please disclose the information required by ASC
        310-30-50-2 separately from your disclosure of this information for finance receivable
        accounted for under ASC 310-30.

Note 4. Finance Receivables, page 10

20.     Please revise future periodic filings to disclose the balance of the allowance for loan
        losses and the recorded investment in financing receivables by impairment method (i.e.
        collectively evaluated, individually evaluated) for your consumer portfolio.  Please note
        that ASC 310-10-50-11C indicates that all loans that are measured for credit impaired
        under ASC 310-10-35, which includes TDRs, should be disclosed as amounts
        individually evaluated for impairment.  Please provide us a draft of your proposed
        disclosure that clearly identifies new or revised disclosure.

21.     Noting the significant amount of principal collections on commercial finance receivables, please revise MD&A in future periodic filings to describe the typical terms and payment structures of commercial loans and/or otherwise explain why the loans appear to be paying off quickly. Additionally, please discuss your expectations regarding commercial loan payoff trends in future periods. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

22.     Noting the low allowance for loan losses as a percentage of commercial finance receivables outstanding at June 30, 2013, please revise MD&A in future periodic filings to discuss your expectations for allowance for loan loss trends on commercial loans. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley at (202) 551-3437 or John P. Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc:    <u>Via E-mail</u>
       Gregory J. Schmitt, Esq.